GALIANO GOLD INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2024 and 2023

(Expressed in United States dollars)

TABLE OF CONTENTS

1. Fourth quarter and full year 2024 highlights	3-4

2. Business overview	4-8

3. Guidance and outlook	9

4. Results of the Asanko Gold Mine	10-18

5. Consolidated results of the Company	19-21

6. Selected quarterly financial data	22

7. Liquidity and capital resources	23-25

8. Non-IFRS measures	26-32

9. Summary of outstanding share data	32

10. Related party transactions	33

11. Critical accounting policies and estimates	33-34

12. Risks and uncertainties	34-35

13. Internal control	35-36

14. Qualified Persons	36

15. Cautionary statements	36-40

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

This Management's Discussion and Analysis ("MD&A") of Galiano Gold Inc. ("Galiano" or the "Company") has been prepared by management as of March 17, 2025 and should be read in conjunction with the Company's audited consolidated annual financial statements, and the notes thereto, for the years ended December 31, 2024 and 2023, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to section "8. Non-IFRS measures" of this MD&A for additional information regarding these non-IFRS measures.

Galiano was incorporated on September 23, 1999, under the Business Corporations Act of British Columbia, Canada.

Additional information on the Company, including its most recent Annual Information Form ("AIF"), is available under the Company's SEDAR+ profile at www.sedarplus.ca and the Company's website: www.galianogold.com.

All dollar amounts herein are expressed in United States dollars ("US dollars") unless otherwise stated. References to $ means US dollars and C$ are to Canadian dollars. The first, second, third, and fourth quarters of the Company's fiscal years ("FY") are referred to as "Q1", "Q2", "Q3", and "Q4", respectively.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in sections "12. Risks and uncertainties" and "15. Cautionary statements" at the end of this MD&A.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1. Q4 2024 and FY 2024 highlights

1.1 Asanko Gold Mine ("AGM") highlights

The Company completed the acquisition of Gold Fields Limited's ("Gold Fields") 45% interest in the AGM joint venture (the "Acquisition") on March 4, 2024 and as of that date, the operational and financial results of the AGM have been consolidated into the Company's results. To enable a comprehensive understanding of the operational performance at the mine asset level, year-to-date highlights for the AGM below are presented on a 100% basis for the entire year ended December 31, 2024.

  Safety: There was one lost-time injury ("LTI") and three total recordable injuries (inclusive of LTIs) ("TRI") recorded during Q4 2024. The 12‐month rolling LTI and TRI frequency rates as of December 31, 2024 were improved year-on-year to 0.15 and 0.58 per million hours worked, respectively, reflecting a stronger safety performance in 2024.

  Mining performance: During Q4 2024, waste stripping activities at Abore continued with 8.7 million tonnes ("Mt") of waste rock mined, while ore tonnes mined from the Abore deposit totalled 0.5 Mt at an average mined grade of 1.0 grams per tonne ("g/t") gold. During FY 2024, the AGM mined 30.7 Mt of waste material and 1.9 Mt of ore from the Abore deposit at an average mined grade of 1.0 g/t gold.

  Milling performance: During Q4 2024, 1.2 Mt of ore was milled at an average feed grade of 0.9 g/t, with metallurgical recovery averaging 85%. Mill throughput in Q4 2024 remained approximately the same as Q3 2024 due to crushing constraints as harder Abore ore was treated. It is expected that mill throughput will be directly linked to crusher circuit performance until a new secondary crusher is constructed and commissioned in Q3 2025. Mill throughput for FY 2024 totaled 5.1 Mt of ore at an average feed grade of 0.8 g/t and metallurgical recovery of 85%.

  Production performance: Gold production of 28,508 ounces during Q4 2024. Gold production during the quarter was 4% lower than Q3 2024 due to lower metallurgical recoveries resulting from the blending of stockpiled ore into the mill feed. FY 2024 gold production of 115,115 ounces, below revised guidance of between 120,000 to 130,000 ounces, was impacted by lower throughput resulting from lower mobile crusher availability and harder ore processed.

  Cost performance: Total cash costs1 of $1,426 per gold ounce ("/oz") and all-in sustaining costs1 ("AISC") of $2,638/oz during Q4 2024. AISC1 for FY 2024 was $2,063/oz, in line with revised AISC1 guidance of between $1,975/oz to $2,075/oz. Deducting the initial stripping costs at Abore would result in Q4 2024 AISC1 of $1,773/oz and $1,533/oz for FY 2024.

  Financial performance: Gold revenue of $64.4 million generated from 24,673 gold ounces sold at an average realized price of $2,609/oz during Q4 2024. FY 2024 gold revenue of $264.6 million from 113,357 gold ounces sold at an average realized price of $2,334/oz.

  Updated mineral reserves: Reported an updated Mineral Reserve estimate of 2.1 million ounces ("Moz") (47.1 Mt at 1.36 g/t gold) for the AGM as of December 31, 2024. Refer to section "2.1 Mineral Reserve and Mineral Resource Estimate".

  Termination of gold offtake: Terminated the AGM's gold purchase and sale agreement with Red Kite Opportunities Master Fund Limited ("Red Kite") on December 4, 2024 for total cash consideration of $13.1 million, thereby removing the obligation to sell 100% of gold production from the AGM at prices selected by Red Kite during a quotational period.  This investment allows the AGM to sell gold at market prices.

  Nkran mining contract awarded: A competitive tender process was undertaken during 2024 for the Nkran mining contract, and a preferred contractor was selected in February 2025.

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1 See section "8. Non-IFRS measures" of this MD&A.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

1.2 Galiano highlights

  Consolidating ownership: Completed the transaction with Gold Fields, acquiring their 45% interest in the AGM and thereby securing 90% ownership in the AGM.

  Robust liquidity: The Company ended the year with $105.8 million in cash and cash equivalents and no debt.

  Positive operating cash flow: The Company generated $13.8 million of operating cash flow during Q4 2024 and $55.7 million during FY 2024, which included a $13.1 million payment to terminate the gold sales offtake agreement.

  Earnings: Net income attributable to common shareholders of $0.9 million or $0.00 per common share during Q4 2024, and $6.1 million or $0.02 per common share during FY 2024. Adjusted net income1 attributable to common shareholders of $5.1 million or $0.02 per common share and $42.2 million or $0.17 per common share for Q4 2024 and FY 2024, respectively.

  Management and board additions: During 2024, the Company welcomed the addition of Michael Cardinaels, as Chief Operating Officer ("COO") and appointed Navin Dyal (effective June 13, 2024), Moira Smith (effective June 13, 2024), and Lauren Roberts (effective January 1, 2025) as independent directors of the board.

2. Business overview

Following the closing of the Acquisition on March 4, 2024, Galiano owns a 90% equity interest in the entity that holds the AGM mining licenses and gold exploration tenements located on the Asankrangwa Gold Belt in the Republic of Ghana ("Ghana"), West Africa. The AGM consists of four main open-pit deposits: Abore, Nkran, Esaase and Miradani North, multiple satellite deposits and a carbon-in-leach ("CIL") processing plant, with a capacity of 5.8 Mt per annum.

The AGM also owns various exploration licenses across the highly prospective and underexplored Asankrangwa Gold Belt.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration, and disciplined deployment of its financial resources. The Company's common shares are listed on the Toronto Stock Exchange and the NYSE American under the symbol "GAU".

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2.1 Update to the AGM's Mineral Reserve and Mineral Resource Estimates

The Company published a new 5-year outlook and updated Mineral Reserve and Mineral Resource estimates for the AGM on January 28, 2025.

Highlights of the AGM's updated Mineral Reserve and Mineral Resource estimates (as of December 31, 2024) included:

  Proven Mineral Reserves of 0.9 Mt at 0.78 g/t for 22,000 ounces gold contained and Probable Mineral Reserves of 46.2 Mt at 1.37 g/t for 2.0 Moz gold contained. Mineral Reserves were reported assuming a gold price of $1,700/oz for Nkran, Abore, Adubiaso, Midras South and stockpiles, and $1,500/oz for Esaase, Miradani North and Dynamite Hill.

  Measured Mineral Resources of 0.9 Mt at 0.78 g/t for 22,000 ounces gold contained and Indicated Mineral Resources of 83.0 Mt at 1.37 g/t for 3.6 Moz gold contained, inclusive of Mineral Reserves. Mineral Resources were reported assuming a gold price of $2,000/oz for Nkran, Abore, Adubiaso and Midras South, and $1,800/oz for Esaase, Miradani North, Akwasiso, Asuadai and Dynamite Hill.

  Inferred Mineral Resources of 22.2 Mt at 1.26 g/t for 0.9 Moz gold contained.

  100% replacement of depleted Mineral Reserves compared to the December 31, 2022 Mineral Reserve estimate.

Refer to the Company's news release dated January 28, 2025 for disclosure of the AGM's Mineral Reserve and Mineral Resource estimates, including key assumptions underlying the estimates.

2.2 Key business developments in 2024

(a) Acquisition of Gold Fields' 45% interest in AGM JV

The Company completed the Acquisition of Gold Fields' 45% interest in the AGM joint venture ("JV") on March 4, 2024 ("Closing Date"), thereby increasing Galiano's equity interest in the AGM to 90%. The Acquisition was completed pursuant to the terms of a share purchase agreement dated December 20, 2023 with Gold Fields (the "Share Purchase Agreement").

Under the terms of the Share Purchase Agreement, total consideration payable to Gold Fields was comprised of the following:

  a $65.0 million cash payment on the Closing Date, equivalent to Gold Fields' effective interest in the cash balance at the JV;

  the issuance of 28.5 million common shares of the Company on the Closing Date, resulting in Gold Fields owning approximately 19.9% of the Company's issued and outstanding common shares;

  $55.0 million of deferred consideration comprised of a:

    $25.0 million cash payment on or before December 31, 2025; and

    $30.0 million cash payment on or before December 31, 2026 (collectively "Deferred Consideration"); and

  a $30.0 million cash payment contingent upon production of 100,000 gold ounces from the Nkran deposit.

The Company has the right to elect to satisfy up to 20% of each of the Deferred Consideration payments in common shares instead of cash, subject to Gold Fields not owning more than 19.9% of the Company's issued and outstanding common shares at that time.

Gold Fields will also receive a 1% net smelter return royalty (the "Nkran Royalty") on production from the Nkran deposit beginning upon 100,000 gold ounces being produced, and subject to a maximum of 447,000 gold ounces of production. Galiano has a right of first refusal on any full or partial disposition of the Nkran Royalty by Gold Fields.

(b) Buyout of Offtake Agreement

As announced in the Company's news release dated December 4, 2024, Galiano completed the buyout of the offtake agreement with Red Kite ("Offtake Agreement") for total cash consideration of $13.1 million during Q4 2024. Under the Offtake Agreement, the Company had been required to sell 100% of gold production from the AGM, up to a maximum of 2.2 million ounces, at a spot price selected by Red Kite during a nine-day quotational period following shipment of gold from the AGM. At the time of termination, the AGM had delivered 1,706,407 gold ounces to Red Kite under the Offtake Agreement. This investment allows the AGM to sell gold at market prices, delivering meaningful value as the Company advances its business plan.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(c) Appointment of senior management and directors

Galiano appointed Michael Cardinaels as Executive Vice President and COO, effective September 3, 2024. The appointment of Mr. Cardinaels is part of the Company's commitment to operational improvements and its overarching strategy to drive growth at the AGM. Mr. Cardinaels brings over two decades of mining sector experience across various commodities, having held progressively senior operational roles throughout his career. Most recently, Mr. Cardinaels has been the General Manager of the Yaoure mine, after a successful five years at the Sissingue Mine, both with Perseus Mining Ltd.

During 2024, the Company also appointed Navin Dyal and Moira Smith as non-executive directors. Mr. Dyal is currently the Chief Financial Officer ("CFO") of Dundee Precious Metals Inc. and has over 20 years of finance and public company experience, including nine years as Senior Vice President and CFO at Teranga Gold Corporation. Mr. Dyal is a Chartered Professional Accountant. Dr. Smith has over 30 years of expansive industry experience and has held key positions from Vice President, Exploration and Geoscience with Liberty Gold, Chief Geologist, Nevada for Fronteer Gold and Senior Geologist and U.S. Exploration Manager with Teck Resources. Dr. Smith is a Professional Geoscientist and has a Ph.D. in Geology.

Effective January 1, 2025, Lauren Roberts was appointed as a non-executive director. Mr. Roberts is a Professional Mining Engineer with 35 years of international mining experience across operations, permitting, construction and executive leadership roles. Most recently, Mr. Roberts served as COO for Hecla Mining Company, overseeing operations, safety, environment, technical services and capital projects, and previously spent 15 years with Kinross Gold Corporation, including three years as COO.

2.3 Financial and operating highlights

Below are the Company's highlights for the three months and years ended December 31, 2024 and 2023, including the operating results, cash flows and net assets of the AGM from March 4, 2024 onwards.

	Three months ended December 31,		Year ended December 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Galiano Gold Inc.
Revenue	64,551	-	231,339	-
Income from mine operations	21,788	-	78,010	-
Net income (loss) attributable to common shareholders	946	(5,758)	6,118	26,085
Adjusted net income (loss)[1] attributable to common shareholders	5,096	(5,380)	42,215	26,463
Adjusted EBITDA[1]	21,175	98	71,292	26,754
Cash and cash equivalents	105,775	55,270	105,775	55,270
Cash generated from (used in) operating activities	13,806	(1,574)	55,746	(3,634)

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

The Company has also presented the following highlights for the AGM, which are on a 100% basis, for the three months and years ended December 31, 2024 and 2023, to enable a clear comparison of the financial and operating performance of the mine with the corresponding period in the prior periods.

	Three months ended December 31,		Year ended December 31,
(All amounts in 000's of US dollars, unless otherwise stated)	2024	2023	2024	2023
Asanko Gold Mine (100% basis)
Financial results
Revenue	64,551	59,514	265,246	256,543
Income from mine operations	21,117	8,675	93,883	81,483
Net income	9,915	3,664	42,035	69,940
Adjusted EBITDA[1]	19,146	9,020	85,559	82,899
Cash generated from operating activities	15,933	24,058	79,915	100,720
Free cash flow[1]	669	2,285	4,905	48,373
AISC margin ($ per gold ounce sold)[1]	(29)	(123)	271	386
Operating results
Gold produced (ounces)	28,508	31,947	115,115	134,077
Gold sold (ounces)	24,673	30,555	113,357	134,163
Average realized gold price ($/oz)	2,609	1,942	2,334	1,908
Total cash costs ($ per gold ounce sold)[1]	1,426	1,352	1,273	1,148
AISC ($ per gold ounce sold)[1]	2,638	2,065	2,063	1,522

2.4 Environmental, Social and Corporate Governance ("ESG")

Sustainability is at the core of the Company's business strategy. The Company believes that a comprehensive sustainability strategy is integral to meeting its strategic objectives in positively supporting relationships with its internal and external stakeholders, improving its risk management, reducing the AGM's cost of production and benefiting the catchment communities that the Company operates in, beyond the life of the mine.

The Company implements its sustainability program with a focus on four key areas: (1) protecting human rights; (2) maintaining the occupational health and safety of employees and the local catchment communities; (3) advancing the socio-economic welfare and health of local catchment communities; and (4) managing environmental impacts of operations and exploration activities. For further details on the Company's sustainability program, refer to the Company's 2023 Sustainability Report (the "2023 Sustainability Report") published on July 9, 2024, which is available on the Company's website at www.galianogold.com. The disclosures and metrics of the 2023 Sustainability Report align with international reporting standards, including the Global Reporting Initiative and the Metals and Mining Standards of the Sustainability Accounting Standards Board.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

2.5 Macroeconomic factors

Gold Price

The price of gold is the largest single factor in determining the Company's profitability and cash flow from operations. Therefore, the financial performance of the Company is expected to be closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and affected by numerous macroeconomic factors that are beyond the Company's control. The price of gold may be impacted by currency exchange rate fluctuations and the relative strength of the US dollar, the supply of and demand for gold, geopolitical events and macroeconomic factors, such as interest rates and inflation expectations. During Q4 2024, the price of gold fluctuated between a low of $2,567/oz in November and a high of  $2,778/oz in October, with the average price for Q4 2024 based on the London Bullion Market Association ("LBMA") PM benchmark of $2,663/oz, compared to the Q4 2023 average price of $1,972/oz. Gold prices during Q4 2024 were influenced by geopolitical risks, and volatility in interest rates and the US dollar, among other factors.

During Q4 2024, the AGM realized an average gold price of $2,609/oz, which included gold sales under the Offtake Agreement up to December 4, 2024, compared to the average LBMA PM benchmark of $2,663/oz. The LBMA PM spot gold price as of March 14, 2025 was approximately $2,978/oz.

Management continues to evaluate opportunities to hedge its gold price risk, particularly in light of periods where forecast capital expenditures are estimated to be elevated relative to the life of mine average.

Ghana Economy

In October 2023, the International Monetary Fund ("IMF") and the Ghana government reached a staff-level agreement on the first review of its $3 billion financing arrangement over a 3-year period (the "IMF Loan"). The first tranche of the IMF Loan totaling $600 million was approved in May 2023, a second tranche of $600 million was approved in January 2024 and a third tranche of $360 million was approved by the IMF in December 2024, bringing total disbursements under the three-year debt programme to $1.6 billion.

The fiscal climate in Ghana over recent years has not materially impacted the operations of the AGM, as much of the cost structure is tied to the US dollar, and the government remains supportive of the mining industry given its importance to maintaining foreign currency reserves.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

3. Guidance and outlook

3.1 2025 Guidance for the AGM

The AGM is expected to produce between 130,000 ounces to 150,000 ounces of gold at AISC1 between $1,750/oz to $1,950/oz. AISC1 for the AGM is anticipated to be elevated in 2025 compared to future years due to lower gold production. Given the current crushing constraints, softer Esaase material will provide supplementary mill feed until the secondary crushing circuit is expected to be commissioned in Q3 2025. Higher grades are expected from deeper elevations at Abore and Esaase in the second half of the year and are expected to result in higher gold production being weighted to the second half of the year.

On February 21, 2025, the AGM processing plant was scheduled for a planned maintenance shutdown. While performing the planned maintenance work, it was identified that a key component of the SAG mill required repair, which resulted in the shutdown extending to March 6, 2025. As a result, the AGM processing plant was down for a period of 14 days, during which no gold was produced. During this period, mining activities continued and mined ore was stockpiled for future processing. Therefore, first quarter 2025 gold production is expected to be lower than management's expectations; however, the Company does not expect this to impact its 2025 production guidance for the AGM.

Total sustaining capital expenditures are guided to $15.0 million in 2025, excluding capitalized stripping costs. Sustaining capital expenditures in 2025 include the commencement of a tailings facility expansion totaling $9.0 million and Esaase site establishment costs of $3.0 million.

Development capital for 2025 is guided at between $60.0 million to $65.0 million, which primarily relates to Nkran Cut 3 waste stripping and site establishment costs, completion of the secondary crushing circuit, and village resettlement costs at Abore and Esaase. With the emphasis in the first half of 2025 on completing mill upgrades (secondary crushing circuit, additional CIL tanks and oxygen generation plant), the Company has re-sequenced mining activities to focus on Abore and Esaase in the near-term.

For 2025, exploration expenditures at the AGM are estimated at approximately $10.0 million, which includes approximately 17,000 metres of drilling as well as ground geophysics and regional prospecting and mapping. The 2025 exploration program is focused on increasing Mineral Reserves and Mineral Resources at Abore, as well as targeting discoveries in both near mine and greenfields areas of the AGM's tenements. Greenfields activities will include follow-up drilling at the Akoma and Sky Gold B prospects to test for extensions of mineralization discovered in 2024.

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1 See section "8. Non-IFRS measures" of this MD&A.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

4. Results of the AGM

All results of the AGM in this section are presented on a 100% basis for the three months and years ended December 31, 2024 and 2023. For the period from January 1, 2024 to March 3, 2024, the Company's attributable equity interest in the AGM was 45% and was 90% for the remainder of the year.

4.1  Operating performance

The following table and subsequent discussion provide a summary of the operating performance of the AGM (on a 100% basis) for the three months and years ended December 31, 2024 and 2023.

	Three months ended December 31,		Year ended December 31,
Key mine performance data of the AGM (100% basis)	2024	2023	2024	2023
Mining
Ore tonnes mined (000 t)	531	22	1,933	22
Waste tonnes mined (000 t)	8,698	3,415	30,728	3,415
Total tonnes mined (000 t)	9,229	3,437	32,661	3,437
Strip ratio (waste:ore)	16.4	155.2	15.9	155.2
Average gold grade mined (g/t)	1.0	0.7	1.0	0.7
Mining cost ($/t mined)	3.41	4.30	3.32	7.81
Ore transportation
Ore tonnes trucked (000 t)	685	657	2,494	3,448
Ore transportation cost ($/t trucked)	4.75	6.54	5.21	6.01
Processing
Tonnes milled (000 t)	1,179	1,486	5,144	6,082
Average mill head grade (g/t)	0.9	0.8	0.8	0.8
Average recovery rate (%)	85%	84%	85%	82%
Processing cost ($/t milled)	15.84	9.94	12.37	10.09
G&A costs ($/t milled)	6.28	5.55	5.42	4.60
Gold produced (ounces)	28,508	31,947	115,115	134,077
Gold sold (ounces)	24,673	30,555	113,357	134,163
Costs
Total cash costs ($ per gold ounce sold)[1]	1,426	1,352	1,273	1,148
AISC ($ per gold ounce sold)[1]	2,638	2,065	2,063	1,522
AISC margin ($ per gold ounce s old)[1]	(29)	(123)	271	386

1  See section "8. Non-IFRS measures" of this MD&A.

(a) Health and safety

There was one LTI and three TRIs (inclusive of LTIs) reported during the quarter, and the rolling 12‐month LTI and TRI frequency rates were 0.15 and 0.58 per million hours worked, respectively, as of December 31, 2024. The Company reports recordable LTI and TRI cases in accordance with the International Council on Mining and Metals' Mining Principles.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(b) Mining

During Q4 2024, development of the Abore pit continued with 8.7 Mt of waste rock mined at a strip ratio of 16.4:1. The strip ratio was elevated in Q4 2024 due to an increase in the size of the Abore pit shell resulting from a larger mineral reserve, as described in the Company's news release dated August 8, 2024. The strip ratio at Abore is expected to reduce in 2025 as the ore body of the current mining cut is exposed.

Ore tonnes mined from the Abore deposit totaled 0.5 Mt at an average mined grade of 1.0 g/t during Q4 2024. Ore mining rates at Abore decreased by 21% during Q4 2024 compared to Q3 2024 as mining activities in Q4 2024 focused on pushing back benches to access ore at deeper elevations. Overall mining rates were higher in Q4 2024 compared to Q4 2023 due to additional mining equipment mobilized by the AGM's mining contractor throughout FY 2024.

Mining cost per tonne for Q4 2024 amounted to $3.41 per tonne ("/t") compared to $4.30/t in Q4 2023. The decrease in mining unit rates was due to a 169% increase in total tonnes mined, which reduced fixed mining costs on a per unit basis.

(c) Ore transportation

Ore transportation reflects ore transported from deposits located greater than 5 kilometres ("km") from the processing plant, which currently includes the Abore and Esaase deposits. Ore transported from closer deposits is considered rehandling, the costs of which are included within mining costs. During the quarter, 0.7 Mt of ore was trucked from the Abore deposit to the processing plant, comparable to the 0.7 Mt from Esaase stockpiles in Q4 2023. Ore transportation costs in Q4 2024 were $4.75/t and were lower than the comparative period due to the fact that no material was transported from Esaase in Q4 2024, which is a greater distance from the processing plant than Abore.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(d) Processing

The AGM produced 28,508 ounces of gold during Q4 2024, as the processing plant milled 1.2 Mt of ore at an average grade of 0.9 g/t with metallurgical recovery averaging 85%. Gold production during Q4 2024 continued to be impacted by lower milling rates, as mined ore from Abore and stockpiles of harder ore required additional crushing and grinding.  This also explains the reduction in mill throughput and gold production in Q4 2024 compared to Q4 2023.

The Company continues to make progress on construction of a permanent secondary crushing circuit at the AGM processing plant. The objective of the secondary crushing circuit is to maintain plant throughput at design capacity when treating harder ore. This project is expected to be completed in Q3 2025.

Mill feed grades during Q4 2024 were lower than mined grades from Abore due to the blending of existing stockpiled ore with run of mine ore.

Processing cost per tonne for Q4 2024 was $15.84, a 59% increase from Q4 2023, and $3.9 million higher quarter-on-quarter on an absolute basis. The increase in processing cost per tonne in Q4 2024 was driven by fewer tonnes milled, which increased fixed processing costs on a per unit basis. Additionally, higher costs were incurred in Q4 2024 relating to a conveyor belt liner changeout, electricity costs and tailings management.

(e) Total cash costs and AISC

For the three months and year ended December 31, 2024, total cash costs1 were $1,426/oz and $1,273/oz, respectively, compared to $1,352/oz and $1,148/oz in the comparative periods of 2023. The increase in total cash costs1 was primarily driven by 19% lower gold sales volumes in Q4 2024, which had the effect of increasing fixed costs on a per ounce basis. During Q4 2023, a higher portion of low grade stockpiled ore was processed that had no accounting book value and, as such, had no mining cost attributed to it, which resulted in lower total cash costs1 in the comparative quarter.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Relative to Q3 2024, total cash costs1 were higher in Q4 2024, increasing by 14% from $1,247/oz to $1,426/oz. Total cash costs per ounce1 were higher in Q4 2024 due to 15% fewer gold ounces sold.

For the three months and year ended December 31, 2024, AlSC1 for the AGM was $2,638/oz and $2,063/oz, respectively, compared to $2,065/oz and $1,522/oz in the comparative periods of 2023. The increase in AlSC1 from Q4 2023 to Q4 2024 was mainly due to stripping costs incurred at Abore and 19% fewer gold ounces sold. During the three months and year ended December 31, 2024, AISC1 included $865/oz and $530/oz of capitalized stripping costs at the Abore pit, respectively, which will benefit future years production.

During Q4 2024 and FY 2024, the AGM incurred non-sustaining capital expenditures and exploration expenditures of $4.3 million and $22.7 million, respectively, compared to $5.6 million and $20.8 million during the comparative periods in 2023. Non-sustaining capital expenditures and exploration expenditures during Q4 2024 related primarily to the commissioning of two new CIL tanks and activities at greenfield exploration targets, Skygold B and Akoma.

4.2 Exploration update

The Company holds a district-scale land package of 476km2 on the highly prospective and underexplored Asankrangwa Gold Belt. The following exploration programs were undertaken at the AGM during the year ended December 31, 2024 to evaluate the current and potential expanded mineralization of several deposits, and to assess the broader potential of these deposits. Additionally, work was undertaken to identify greenfield exploration targets across the wider regional AGM tenements.

  Akoma - The Akoma target is located 5km from the AGM processing plant and was initially identified after a thorough review of historic soil sampling and ground prospecting in 2023. A first pass drilling program was completed in Q2 2024 and identified a series of gold mineralized shears that sit on the northeast extension of the Miradani regional shear zone. Gold mineralization is robust and shows good continuity across a footprint that is currently approximately 200 metres ("m") wide and 400m long. Mineralization begins at shallow depths, but can also be seen extending to surface. Based on positive results from the initial drilling campaign, a follow-up drill program designed to test the northeast extension commenced in Q4 2024 with a total of 611m of reverse circulation ("RC") and diamond drilling ("DD") completed of a planned 2,400m. This follow-up drill program is expected to be completed in the first half of 2025.

  Sky Gold B - The Sky Gold B prospect is located approximately 9km northwest of the Esaase deposit in an area that may be underlain by lithologies and structural settings similar to those that host the known Asankrangwa gold belt deposits. A soil survey conducted in 2023 identified a gold-in-soil anomalous trend (approximately 5km long) that is a priority for follow-up exploration. A first pass drilling program, designed to test the highest priority areas in the Sky Gold B area, consisted of a planned 5,760m of combined RC and DD. Drilling began in August 2024 and the program was completed in Q4 2024 with a total of 5,595m drilled. This first pass drilling identified a new regional scale shear zone trending in the same orientation as those that host all of the AGM deposits. Drilling was conducted on wide 400m spaced fences and intercepted shear quartz vein hosted gold mineralization across approximately 4km of strike length. Given the scale of the target area, the first pass results are encouraging and a follow-up geophysics program is planned for early 2025 to assist in identifying potential targets for a next series of drilling. Key intercepts from the 2024 program include:

    Hole SKDD24-025: 16m @ 1.06 g/t Au and 4.8m @ 2.96 g/t Au

    Hole SKRC24-019: 3m @ 5.11 g/t Au

    Hole SKRC24-007: 6m @ 1.22 g/t Au

Refer to the Company's news release dated January 14, 2025 for additional details on the drilling results, including data verification and quality assurance and quality control measures.

  Abore North - The Abore North target is located approximately 100m along strike to the north of the Abore pit. Prospecting, mapping and a ground magnetics survey carried out in 2023 and early 2024 indicated the possible presence of mineralized Abore type granitoids and a drill program began in Q3 2024. At total of 1,608m was drilled in Q4 2024 and the program was completed with a total of 2,810m of combined RC and DD. Gold mineralized granitoids were successfully intercepted in multiple holes and results are currently under review.
13

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

In addition to the drill programs above, the Company also initiated geophysical surveys and conducted mapping and prospecting on several regional greenfield targets across the AGM's tenements with an objective of identifying new potential drill targets.

Exploration expenditure for FY 2024 was $11.1 million, which was lower than guidance of $15.0 million. Exploration spend was lower than guidance due to fewer metres drilled as a result of timing delays from land access issues.

4.3 Financial results

The following tables present excerpts of the financial results of the AGM on a 100% basis for the three months and years ended December 31, 2024 and 2023, excluding purchase price adjustments which are required under IFRS, so performance can be compared with the comparative period in the prior quarter.

Three months ended December 31, 2024 and 2023

	Three months ended December 31,
	2024	2023
(in thousands of US dollars)	$	$

Revenue	64,551	59,514

Cost of sales:
Production costs [2]	(31,475)	(42,900)
Depreciation and depletion[2]	(8,068)	(4,350)
Royalties	(3,891)	(3,589)
Income from mine operations	21,117	8,675
Termination of offtake agreement	(13,063)	-
Exploration and evaluation expenditures	(1,716)	(2,162)
General and administrative expenses	(761)	(760)
Income from operations	5,577	5,753
Finance expense	1,868	(3,226)
Finance income	1,078	1,381
Foreign exchange gain (loss)	1,392	(244)
Net income for the period	9,915	3,664

Galiano share of net income related to JV	-	1,728

Average realized price per gold ounce sold ($/oz)	2,609	1,942
Average London PM fix ($/oz)	2,663	1,972
Gold sold (ounces)	24,673	30,555

2 The financial results for the AGM presented above do not include purchase price allocation accounting adjustments. Specifically, production costs and depreciation and depletion expense exclude a credit of $0.2 million and $0.5 million, respectively, related to the realization of purchase price adjustments on inventories and mineral properties, plant and equipment for the three months ended December 31, 2024.

Galiano consolidated the financial results of the AGM commencing on March 4, 2024, such that the results for the period from March 4, 2024 to December 31, 2024 have been consolidated into the Income Statement of the Company. The Company reflected the financial results of the AGM for the period from January 1, 2024 to March 3, 2024 through its share of the net income of the JV using the equity accounting method.

14

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Years ended December 31, 2024 and 2023

	Pre-acquisition	Post-acquisition
	Period from January	Period from March 4
	1 to March 3,	to December 31,	Year ended December 31,
	2024	2024	2024	2023
(in thousands of US dollars)	$	$	$	$

Revenue	33,907	231,339	265,246	256,543
Cost of sales:
Production costs [2]	(20,810)	(108,143)	(128,953)	(146,805)
Depreciation and depletion[2]	(2,463)	(23,955)	(26,418)	(13,613)
Royalties	(2,034)	(13,958)	(15,992)	(14,642)
Income from mine operations	8,600	85,283	93,883	81,483

Termination of offtake agreement	-	(13,063)	(13,063)	-
Exploration and evaluation expenditures	(2,201)	(6,333)	(8,534)	(7,434)
General and administrative expenses	(486)	(2,085)	(2,571)	(2,732)
Income from operations	5,913	63,802	69,715	71,317

Transaction costs	(1,180)	-	(1,180)	-
Finance expense	(261)	(30,913)	(31,174)	(5,589)
Finance income	984	3,882	4,866	4,602
Foreign exchange loss	(150)	(42)	(192)	(390)
Net income for the period	5,306	36,729	42,035	69,940

Galiano share of net income related to JV	2,432	-	2,432	31,670

Average realized price per gold ounce sold ($/oz)			2,334	1,908
Average London PM fix ($/oz)			2,383	1,939
Gold sold (ounces)			113,357	134,163

2 The financial results for the AGM presented above do not include purchase price allocation accounting adjustments. Specifically, production costs and depreciation expense exclude the realization of purchase price adjustments on inventories totaling $7.6 million and $0.7 million, respectively, for the year ended December 31, 2024. Also excluded is a $1.1m credit to depletion expense relating to purchase price adjustments on mineral properties, plant and equipment for the year ended December 31, 2024.

(a) Revenue

During Q4 2024, the AGM sold 24,673 ounces of gold at an average realized gold price of $2,609/oz for total revenue of $64.6 million (including $0.2 million of by-product silver revenue). During Q4 2023, the AGM sold 30,555 ounces of gold at an average realized gold price of $1,942/oz for total revenue of $59.5 million (including $0.2 million of by-product silver revenue). The increase in revenue quarter-on-quarter was due to a 34% increase in realized gold prices relative to Q4 2023, partly offset by a 19% reduction in sales volumes. Gold ounces sold in Q4 2024 were lower than gold ounces produced due to a shipment delay caused by the AGM's transport agent.

During FY 2024, the AGM sold 113,357 ounces of gold at an average realized gold price of $2,334/oz for total revenue of $265.2 million (including $0.6 million of by-product silver revenue). During FY 2023, the AGM sold 134,163 ounces of gold at an average realized gold price of $1,908/oz for total revenue of $256.5 million (including $0.6 million of by-product silver revenue). The increase in revenue year-on-year was due to a 22% increase in realized gold prices, partly offset by a 16% reduction in sales volumes.

15

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(b) Production costs

During the three months and year ended December 31, 2024, the AGM incurred production costs of $31.5 million and $129.0 million, respectively, compared to $42.9 million and $146.8 million in the comparative periods of 2023, respectively.

Production costs were lower during the three months and year ended December 31, 2024 due to fewer gold ounces sold, partly offset by mining costs at the Abore deposit in 2024.

(c) Depreciation and depletion

During the three months and year ended December 31, 2024, depreciation and depletion expense on mineral properties, plant and equipment ("MPP&E") was $8.1 million and $26.4 million, respectively, compared to $4.4 million and $13.6 million in the comparative periods of 2023, respectively. Depreciation and depletion expense was higher during the three months and year ended December 31, 2024  due to depreciation recorded on right-of-use lease assets associated with mining services and ore transportation contracts, as well as depletion of Abore development and capitalized stripping costs.

(d) Royalties

The Ghanaian government charges a 5% royalty on revenues earned through sales of minerals from the AGM's concessions. The AGM's Esaase concession is also subject to a 0.5% net smelter return royalty payable to the Bonte Liquidation Committee. The Esaase royalty is presented within production costs. Furthermore, the Nkran deposit is subject to an additional 1% royalty, on a portion of production, related to the Acquisition described in section 2.2.a.

The Government of Ghana also imposes a short-term special levy, the Growth and Sustainability Levy ("GSL"), on all companies operating in Ghana which became effective on May 1, 2023. The purpose of the GSL is to support growth and fiscal sustainability of the Ghanaian economy. For mining companies in Ghana, the GSL is levied at a rate of 1% of gold revenues for the fiscal years 2023 to 2025. This is presented as a royalty expense in the Statement of Operations.

Royalties expense was higher during the three months and year ended December 31, 2024 due to higher recorded revenues.

(e) Termination of offtake agreement

On December 4, 2024, the AGM terminated the Offtake Agreement with Red Kite for total cash consideration of $13.1 million. Under the Offtake Agreement, the Company had been required to sell 100% of gold production from the AGM, up to a maximum of 2.2 million ounces, at a spot price selected by Red Kite during a nine-day quotational period following shipment of gold from the AGM. At the time of termination, the AGM had delivered 1,706,407 gold ounces to Red Kite under the Offtake Agreement.

(f) Exploration and evaluation ("E&E") expenditures

During the three months and year ended December 31, 2024, the AGM recorded E&E expenses of $1.7 million and $8.5 million, respectively (see section "4.2 Exploration update"), compared to $2.2 million and $7.4 million of E&E expenses in the comparative periods of 2023, respectively. E&E expenses during Q4 2024 related primarily to first pass drilling at Skygold B, follow-up drilling at Akoma and general overhead costs. E&E expenses for the year ended December 31, 2024 were higher than 2023 due to the Company's focus on advancing greenfield exploration targets, specifically the Akoma and Sky Gold B prospects.

(g) Finance expense

Finance expense for the three months and year ended December 31, 2024 was a credit of $1.9 million and an expense of $31.2 million, respectively, compared to expenses of $3.2 million and $5.6 million in the comparative periods of 2023, respectively. Finance expense was lower in Q4 2024 due to an unrealized gain on the AGM's zero cost gold collar ("ZCC") hedges, partly offset by higher interest expense on capitalized leases.

Finance expense for FY 2024 was higher than FY 2023 due to a $12.8 million unrealized loss on the AGM's ZCC hedges relating to future periods, a $9.5 million realized loss on settled 2024 ZCC hedges, and $4.0 million of higher interest expense on capitalized leases.

16

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

4.4   Cash flows of the AGM

The following table provides a summary of cash flows for the AGM on a 100% basis for the three months and years ended December 31, 2024 and 2023. Galiano consolidated the cash flows of the AGM commencing on March 4, 2024.

Three months ended December 31, 2024 and 2023

	Three months ended December 31,
	2024	2023
(in thousands of US dollars)	$	$
Cash provided by (used in):
Operating activities	15,933	24,058
Investing activities	(23,612)	(20,934)
Financing activities	(4,715)	(1,236)

Years ended December 31, 2024 and 2023

	Pre-acquisition	Post-acquisition
	Period from January	Period from March 4	Year ended December 31,
	2024	2024	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	11,115	68,800	79,915	100,720
Investing activities	(11,128)	(63,015)	(74,143)	(50,706)
Financing activities	(1,020)	(12,910)	(13,930)	(2,209)

(a) Cash flows from operating activities

The decrease in operating cash flows during Q4 2024, relative to the comparative period in 2023, was driven by a $13.1 million payment to terminate the AGM's gold sales offtake agreement, which was partly offset by higher recorded revenues resulting from higher realized gold prices.

The decrease in operating cash flows during FY 2024, relative to the comparative period in 2023, was driven by the offtake termination payment mentioned above, an increase in working capital tie-up and realized losses on ZCC hedges.  These factors were partly offset by higher recorded revenues resulting from higher realized gold prices.

(b) Cash used in investing activities

During Q4 2024, the AGM invested $24.7 million in additions to MPP&E and earned $1.1 million of interest on short-term investments, compared to $22.3 million and $1.4 million in Q4 2023, respectively. Total cash expenditure on MPP&E during the quarter included $21.4 million of waste stripping costs at the Abore deposit, and development capital expenditures of $2.5 million primarily related to commissioning of two new CIL tanks and site establishment costs.

During FY 2024, the AGM invested $79.0 million in additions to MPP&E and earned $4.9 million of interest on short-term investments, compared to $55.3 million and $4.6 million in FY 2023, respectively. Total cash expenditure on MPP&E during 2024 included $60.1 million of capitalized stripping costs at the Abore deposit and $4.8 million of sustaining capital, related primarily to raising the height of the tailings storage facility ("TSF"). Development capital and capitalized exploration expenditures were $14.2 million, relating to Abore site establishment costs, processing plant enhancements (fabrication of two new CIL tanks and construction of secondary crushing circuit), Mineral Resource conversion drilling at Abore and Adubiaso infill drilling.

The increase in cash flows invested in MPP&E in 2024 related to waste stripping activities at the Abore deposit, which will benefit future years production, while the prior year included higher capital costs related to raising the height of the TSF and construction of a water treatment facility at the TSF.

17

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Sustaining capital expenditure for 2024 amounted to $4.8 million (excluding capitalized waste stripping at Abore), which was lower than revised guidance of $7.0 million.  Sustaining capital was lower than guidance due to timing of various capital project start dates.

Development capital expenditure for FY 2024 amounted to $11.6 million, which was lower than revised guidance of $15.0 million. Development capital was lower than guidance due to the timing of certain capital projects.

(c) Cash used in financing activities

For the three months and year ended December 31, 2024, cash used in financing activities related to capitalized lease payments on the AGM's mining and other service contracts due to restarting mining operations at the AGM effective October 1, 2023.

18

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

5. Consolidated results of the Company

5.1 Financial performance

The following table is a summary of the Consolidated Statements of Operations and Comprehensive Income (Loss) of the Company for the three months December 31, 2024 and 2023 and the years ended December 31, 2024, 2023 and 2022. The financial results of the AGM have been consolidated by the Company commencing on March 4, 2024.

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023	2022
(in thousands of US dollars, except per share amounts)	$	$	$	$	$
Revenue	64,551	-	231,339	-	-

Cost of sales:
Production costs	(31,270)	-	(115,769)	-	-
Depreciation and depletion	(7,602)	-	(23,603)	-	-
Royalties	(3,891)	-	(13,957)	-	-
Total cost of sales	(42,763)	-	(153,329)	-	-

Income from mine operations	21,788	-	78,010	-	-
Termination of offtake agreement	(13,063)	-	(13,063)	-	-
General and administrative expenses	(3,966)	(5,419)	(20,022)	(15,286)	(11,100)
Exploration and evaluation expenditures	(1,684)	(43)	(6,142)	(2,009)	(1,411)
Share of net income related to JV	-	1,728	2,432	31,670	46,517
Service fee earned as operators of JV	-	1,463	976	5,747	5,413
Gain on derecognition of equity investment in JV	-	-	1,416	-	-

Income (loss) from operations and JV	3,075	(2,271)	43,607	20,122	39,419
Impairment reversal on investment in JV	-	-	-	-	7,631
Impairment of exploration and evaluation assets	-	-	-	-	(1,628)
Transaction costs	-	(378)	(2,492)	(378)	-
Finance income	603	(3,163)	5,853	6,255	1,036
Finance expense	(1,697)	(5)	(38,304)	(23)	(5,647)
Foreign exchange gain (loss)	1,388	59	(123)	109	(2)
Net income (loss) and comprehensive income (loss) for the period	3,369	(5,758)	8,541	26,085	40,809

Net income (loss) attributable to:
Common shareholders of the Company	946	(5,758)	6,118	26,085	40,809
Non-controlling interest	2,423	-	2,423	-	-
Net income (loss) for the period	3,369	(5,758)	8,541	26,085	40,809

Weighted average number of shares outstanding:
Basic	257,069,680	224,955,192	250,651,506	224,946,412	224,943,453
Diluted	261,892,102	224,955,192	255,772,078	225,176,714	224,947,807

Net income (loss) per share attributable to common shareholders:
Basic	0.00	(0.03)	0.02	0.12	0.18
Diluted	0.00	(0.03)	0.02	0.12	0.18

(a) Revenue, production costs, depreciation and depletion, and royalties

Following the closing of the Acquisition, the Company began consolidating the financial results of the AGM commencing on March 4, 2024.  As revenue, production costs, depreciation and depletion expense and royalties expense for the three months and year ended December 31, 2024 relate to the financial results of the AGM, refer to section "4.3 Financial results" for discussion of the AGM's financial results for the periods presented.

19

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

For the period from March 4, 2024 to December 31, 2024, revenue related to 96,430 gold ounces sold at an average realized gold price of $2,394/oz. Additionally, production costs for FY 2024 included the realization of purchase price adjustments on inventories totaling $7.6 million, which increased production costs by that amount. There was also a $0.4 million credit to depreciation and depletion expense relating to purchase price adjustments on inventories and mineral interests.

(b) Termination of offtake agreement

Refer to section 4.3.e of this MD&A for a discussion on the buyout of the Offtake Agreement.

(c) General and administrative ("G&A") expenses

G&A expenses for the three months and years ended December 31, 2024 and 2023 comprised the following:

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Wages, benefits and consulting	(2,130)	(1,753)	(8,004)	(6,276)
Office, rent and administration	(338)	(274)	(1,431)	(1,316)
Professional and legal	(205)	(76)	(1,325)	(458)
Share-based compensation	368	(3,072)	(6,874)	(6,164)
Travel, marketing, investor relations and regulatory	(318)	(208)	(944)	(929)
Withholding taxes	(1,310)	-	(1,310)	-
Depreciation	(33)	(36)	(134)	(143)
Total G&A expense	(3,966)	(5,419)	(20,022)	(15,286)

G&A expenses in Q4 2024 were $1.5 million lower than Q4 2023 due to a $3.4 million decrease in share-based compensation expense resulting from a decrease in the fair value of cash‐settled long‐term incentive plan awards linked to the price of the Company's common shares. This was partly offset by the Company consolidating the financial results of the AGM for the three months ended December 31, 2024, which resulted in a $0.8 million increase to G&A expense relative to the prior quarter. Additionally, the Company recorded a withholding tax expense in Q4 2024 relating to a tax optimization strategy.

G&A expenses in FY 2024 were $4.7 million higher than FY 2023 mainly due to consolidating the AGM's financial results for the period March 4, 2024 to December 31, 2024 ($2.1 million increase) and severance paid to former employees. During Q4 2024, the Company also recorded a withholding tax expense as described above.

(d) E&E expenditures

Refer to section 4.3.f for a discussion on the AGM's E&E expenditures for the three months and year ended December 31, 2024. The increase in E&E expenses in Q4 2024 and FY 2024 was due to the consolidation of the AGM's financial results commencing on March 4, 2024.

(e) Share of net income related to the JV

For the year ended December 31, 2024, the Company recognized its 45% interest in the JV's net earnings, which amounted to $2.4 million for the period prior to closing of the Acquisition (three months and year ended December 31, 2023 - $1.7 million and $31.7 million, respectively). The reduction in the Company's share of the JV's net earnings in 2024 was due to applying the equity method of accounting for its investment in the JV for only the pre-acquisition period of approximately two months in 2024.

(f) Service fee earned as operators of the JV

For the year ended December 31, 2024, the Company earned a gross service fee of $1.2 million for being the manager and operator of the JV, less withholding taxes payable in Ghana of $0.2 million (three months and year ended December 31, 2023 - a gross service fee of $1.8 million and $7.2 million, respectively, less withholding taxes of $0.3 million and $1.4 million, respectively). The decrease in the gross service fee during 2024 was due to the Company acquiring Gold Fields' 45% interest in the JV effective March 4, 2024, after which the service fee was not recognized.

20

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

(g) Gain on derecognition of equity investment

Prior to closing of the Acquisition, the Company remeasured its equity investment in the JV to fair value and recorded a $1.4 million gain on derecognition of its equity investment for the year ended December 31, 2024.

(h) Transaction costs

For the year ended December 31, 2024, the Company recognized $2.5 million of costs related to closing the Acquisition. Transaction costs included advisory, regulatory, legal and other support fees.

(i) Finance income

Finance income includes changes in the fair value of the Company's previously recognized preferred share investment in the JV and interest earned on cash and cash equivalents. For the year ended December 31, 2024, the Company recognized a $1.7 million upward fair value adjustment on the preferred shares (three months and year ended December 31, 2023 -  $3.9 million downward and a $3.4 million upward fair value adjustment, respectively).

During the year ended December 31, 2024, interest earned on cash and cash equivalents was $1.3 million higher due to consolidating the financial results of the AGM from March 4, 2024.

(j) Finance expense

Finance expense for the three months and year ended December 31, 2024 included accretion expense on reclamation provisions, interest expense on capitalized leases, changes in fair value of the Acquisition contingent consideration, realized losses on ZCC gold hedges and unrealized losses on ZCC gold hedges, which have not yet matured. The increase in finance expense relative to the comparative periods in 2023 was due to consolidating the financial results of the AGM from March 4, 2024.

During Q4 2024, the Company recognized an $8.6 million unrealized gain on ZCC gold hedges, which had not yet matured, and a $4.2 million realized loss on settled Q4 2024 ZCC gold hedges. For the year ended December 31, 2024, an unrealized loss was recorded on ZCC hedges that had not yet matured in the amount of $13.6 million, and a realized loss of $9.5 million was recorded on settled 2024 ZCC hedges.

(k) Non-controlling interest ("NCI")

The AGM is wholly-owned by Asanko Gold Ghana Ltd. ("AGGL") with the Government of Ghana retaining a 10% free-carried interest. The Government has a nominee on the board of directors of AGGL and is entitled to 10% of declared dividends paid out of the subsidiary; however, the Government does not have to contribute to the subsidiary's capital investment. The Government of Ghana's free-carried interest is considered to be an NCI. For the year ended December 31, 2024, the NCI's share of AGGL's net earnings was $2.4 million (year ended December 31, 2023 - nil). However, no dividends shall be paid to the NCI until such time that AGGL has retained earnings, which is expected to occur in the latter half of the life of mine.

21

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

6. Selected quarterly financial data

The following table provides a summary of unaudited financial data for the last eight quarters. Except for basic and diluted income (loss) per share, the totals in the following table are presented in thousands of US dollars.

		2024				2023
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	$	$	$	$	$	$	$	$
Revenue	64,551	71,130	63,963	31,695	-	-	-	-
Cost of sales	(42,763)	(44,686)	(38,831)	(27,049)	-	-	-	-
Income from mine operations	21,788	26,444	25,132	4,646	-	-	-	-
Termination of offtake agreement	(13,063)	-	-	-	-	-	-	-
General and administrative expenses	(3,966)	(1,731)	(6,632)	(7,693)	(5,419)	(2,869)	(3,148)	(3,850)
Exploration and evaluation expenditures	(1,684)	(1,809)	(2,040)	(609)	(43)	(81)	(472)	(1,413)
Share of net income related to JV	-	-	-	2,432	1,728	9,628	11,007	9,307
Service fee earned as operators of JV	-	-	-	976	1,463	1,448	1,418	1,418
Gain on derecognition of equity investment in JV	-	-	118	1,298	-	-	-	-
Income (loss) from operations and JV	3,075	22,904	16,578	1,050	(2,271)	8,126	8,805	5,462
Transaction costs	-	(91)	(102)	(2,299)	(378)	-	-	-
Other income (expense)	294	(21,713)	(7,645)	(3,510)	(3,109)	3,263	3,156	3,031
Net income (loss) for the period	3,369	1,100	8,831	(4,759)	(5,758)	11,389	11,961	8,493
Basic and diluted income (loss) per share attributable to common shareholders	$0.00	$0.00	$0.03	($0.02)	($0.03)	$0.05	$0.05	$0.04
Adjusted net income (loss) attributable to common shareholders for the period[1]	5,096	17,743	7,264	6,493	(5,758)	11,389	11,961	8,493
Adjusted basic income (loss) per share attributable to common shareholders [1]	$0.02	$0.07	$0.03	$0.03	($0.03)	$0.05	$0.05	$0.04
EBITDA[1]	9,675	30,787	20,368	1,476	(2,554)	8,161	8,870	5,519

During Q1 2023 to Q3 2023, strong net income and earnings before interest, taxes, depreciation and amortization ("EBITDA") were reflective of the JV's underlying performance and rising gold price environment. The reduction in net earnings during Q4 2023 was mainly due to lower earnings from the JV resulting from a restart and ramp up of mining at Abore; a $3.9 million downward fair value adjustment on the Company's preferred shares in the JV, resulting from a change in forecast timing of distributions; and higher G&A expenses due to higher share-based compensation expense.

During Q1 2024, upon closing of the Acquisition, the Company commenced consolidating the financial results of the AGM from March 4, 2024. In connection with the Acquisition, the Company incurred $2.3 million of acquisition-related costs in Q1 2024.

During Q2 to Q4 2024, income from mine operations was higher due to consolidating a full quarter of the AGM's financial results. As described in section 4.3.e of this MD&A, the Company terminated the Offtake Agreement in Q4 2024 and paid a termination fee to Red Kite in the amount of $13.1 million.  Other expense includes unrealized and realized losses on the AGM's ZCC hedges as described in section 5.1.j of this MD&A. The improvement in EBITDA1 over 2024 was due to higher realized gold prices.

22

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

7. Liquidity and capital resources

A key financial objective of the Company is to actively manage its cash balance and liquidity in order to achieve the Company's strategic vision. The Company aims to achieve positive cash flows from operations to internally fund operating, capital and project development requirements. A summary of the Company's net assets and key financial ratios related to liquidity are presented in the table below.

	December 31, 2024	December 31, 2023
(in thousands of US dollars, except outstanding shares and options)	$	$
Cash and cash equivalents	105,775	55,270
Other current assets	59,810	1,824
Non-current assets	334,768	156,208
Total assets	500,353	213,302

Current liabilities	110,815	11,988
Non-current liabilities	141,769	396
Total liabilities	252,584	12,384

Common shareholders' equity	243,456	200,918
Non-controlling interest	4,313	-
Total equity	247,769	200,918

Working capital [1]	54,770	45,106

Total common shares outstanding	257,077,946	224,972,786
Total stock options outstanding	11,049,839	12,575,335
Key financial ratios
Current ratio[1]	1.49	4.76
Total liabilities -to-common shareholders' equity	1.04	0.06

1 Non-IFRS measure.  Working capital is calculated as Total Current Assets less Total Current Liabilities. The current ratio is calculated as Total Current Assets divided by Total Current Liabilities as reported in the Company's financial statements for the years presented.

The Company was in a strong net asset position at both December 31, 2024 and 2023 and had a cash balance of $105.8 million as at December 31, 2024 (December 31, 2023 - $55.3 million).

Through a combination of the Company's cash balance and projected cash flows from operations, the Company believes it will be in a position to meet all working capital requirements, deferred consideration payments, contractual obligations and other commitments as they fall due during the next 12 months (see "Commitments" below). However, the Company's cash flows and its ability to meet working capital requirements and contractual obligations is significantly influenced by the price of gold. The Company aims to manage its liquidity by ensuring that it can manage spending and provide adequate cash flow to meet all commitments.

The Company has a value added tax ("VAT") receivable balance in Ghana of $8.3 million as of December 31, 2024 (December 31, 2023 - nil). In any given period, the Company expects to have two quarters of VAT receivable outstanding.

23

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Equity

Although the total liabilities‐to‐common shareholders' equity ratio of 1.04, as at December 31, 2024, has increased since the consolidation of the AGM, the Company believes that it remains financially stable.

The Government of Ghana ("the Government") has a 10% free carried interest in the AGM in accordance with Ghanaian Law. This was granted through the issuance to the Government of 10% of the common shares of AGGL, which owns the AGM's mining leases. The Government has a nominee on the board of AGGL and is entitled to 10% of declared dividends paid out of the subsidiary; however, the Government does not have to contribute to AGGL's capital investment. All results in this MD&A disclose 100% of the AGM's financial results as being attributable to the Company with non‐controlling interest accounted for as a separate component of equity.

7.1 Commitments

The following table summarizes the Company's contractual obligations as at December 31, 2024 and December 31, 2023.

	Less than	1-3	4-5	After	December 31,	December 31,
(in thousands of US dollars)	1 year	years	years	5 years	2024	2023
Accounts payable, accrued liabilities and payable due to related party	48,125	-	-	-	48,125	5,724
ZCC gold hedges	9,284	4,474	-	-	13,758	-
Long-term incentive plan (cash-settled awards)	6,939	466	-	-	7,405	6,457
Mining and other services contracts	18,861	23,329	2,400	-	44,590	-
As set retirement provisions (undiscounted)	-	3,313	4,512	67,945	75,770	-
Deferred and contingent consideration (undiscounted)	25,000	30,000	33,972	5,265	94,237	-
Corporate office lease	83	-	-	-	83	225
Total commitments	108,292	61,582	40,884	73,210	283,968	12,406

The ZCC gold hedges commitment represents the mark-to-market fair value of the AGM's current gold hedging program. The settlement amount of these hedges, if any, will depend on the price of gold at the settlement date.

Long-term incentive plan commitments due within one year include all deferred share unit awards ("DSU") to directors of the Company amounting to $4.8 million. These commitments are considered to be current because the timing of payments could be accelerated if a director retires, or in the event of a change of control.

The timing of $39.2 million of contingent payments to Gold Fields is based upon management's best estimate of when such payments will be required, according to the current life of mine plan.

The Company intends to utilize cash on hand and cash flow generated from operations to settle the above noted commitments when required to do so.

The Company has no off‐balance sheet arrangements.

7.2 Contingencies

A former services provider of the AGM filed a dispute with an arbitration tribunal alleging the AGM breached the terms of a services agreement and claimed approximately $25.0 million in damages. The arbitrator ruled in favour of the AGM that there had not been a breach of any terms of the contract, yet made an award to the counterparty of approximately $13.0 million plus interest for services rendered. The AGM, consistent with the arbitration ruling, maintains the view that there was no breach of contract, and all contractual amounts were paid as due. The AGM therefore is undertaking an appeals process in the Court of Appeal in Ghana. A provision of $7.0 million has been recorded as of December 31, 2024 as management's best estimate to settle the claim (December 31, 2023 - $7.0 million). While the Company cannot reasonably predict the ultimate outcome of these actions, and inherent uncertainties exist in predicting such outcomes, the Company believes the estimated provision is reasonable based on the information currently available.

24

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Due to the nature of its business, the Company may from time to time be subject to regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. While the Company cannot reasonably predict the ultimate outcome of any such actions, and inherent uncertainties exist in predicting such outcomes, the Company believes that the ultimate resolution of these actions is not reasonably likely to have a material adverse effect on the Company's financial condition or future results of operations.

7.3 Gold price hedging

The Company periodically enters into gold hedging arrangements to mitigate gold price risk during periods of planned elevated capital investment. During the year ended December 31, 2024, the Company realized a $9.5 million loss on its gold hedging arrangements.

The Company has ZCC for 5,000 gold ounces per month for all of 2025 and 2026 (total of 60,000 gold ounces per annum).  The 2025 ZCC have a put strike of $2,000/oz and call strikes ranging between $2,515/oz to $2,645/oz, while the 2026 ZCC have a put strike of $2,300/oz and call strikes ranging between $2,962/oz to $3,162/oz.

7.4 Cash flows

The following table provides a summary of the Company's cash flows for the three months and years ended December 31, 2024 and 2023:

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash provided by (used in):
Operating activities	13,806	(1,574)	55,746	(3,634)
Investing activities	(25,272)	759	5,789	2,864
Financing activities	(4,655)	(14)	(10,598)	(108)
Impact of foreign exchange on cash and cash equivalents	980	20	(432)	37
(Decrease) increase in cash and cash equivalents during the period	(15,141)	(809)	50,505	(841)
Cash and cash equivalents, beginning of period	120,916	56,079	55,270	56,111
Cash and cash equivalents, end of period	105,775	55,270	105,775	55,270

(a) Cash provided by (used in) operating activities and financing activities

The increase in cash generated from operating activities during both periods was driven by the Company consolidating the cash flows of the AGM from March 4, 2024. The increase in cash used in financing activities during the periods presented was also due to consolidating the cash flows of the AGM.

(b) Cash (used in) provided by investing activities

The Company primarily invests in MPP&E, offset by interest earned on cash and cash equivalents. The increase in cash used in investing activities during the three months ended December 31, 2024 was driven by the Company consolidating the cash flows of the AGM from March 4, 2024.

During the year ended December 31, 2024, the Company generated $5.8 million in cash flows from investing activities. Despite paying Gold Fields $65.0 million in cash in accordance with the Share Purchase Agreement, the Company acquired $112.5 million in cash from the JV entities and received a $25.0 million preferred share distribution prior to closing of the Acquisition. The net impact of these transactions was a $72.5 million increase to the Company's consolidated cash balance. Partly offsetting these factors was $2.5 million in acquisition-related costs and $66.9 million of expenditures on MPP&E, which primarily related to site establishment and waste stripping at Abore, raising the height of the TSF, enhancements to the processing plant (two new CIL tanks and construction of secondary crushing circuit) and mineral resource conversion drilling at tenements with defined Mineral Reserves. The increase in cash provided by investing activities during 2024 was due to closing the Acquisition effective March 4, 2024.

25

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

8. Non-IFRS measures

The Company has included certain non-IFRS performance measures throughout this MD&A. These performance measures are employed by management to assess the Company's operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and other stakeholders use this information to evaluate the Company's operating and financial performance; however, as explained elsewhere herein, these non-IFRS performance measures do not have any standardized meaning and therefore may not be comparable to similar measures presented by other issuers. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

8.1 Operating cash costs and total cash costs per gold ounce sold

The Company has included the non-IFRS performance measures of operating cash costs and total cash costs per gold ounce sold throughout this MD&A. The Company follows the recommendations of the Gold Institute Production Cost Standard (the "Gold Institute"). The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by many gold mining companies. Management uses operating cash costs and total cash costs per gold ounce sold to monitor the operating performance of the AGM. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the Company's performance and ability to generate cash flow. Other companies may calculate operating cash costs and total cash costs per gold ounce sold differently.

The following table provides a reconciliation of operating cash costs and total cash costs per gold ounce sold of the AGM to production costs of the Company (the nearest IFRS measure) as presented in the audited consolidated annual financial statements of the Company for the years ended December 31, 2024 and 2023.

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
(in thousands of US dollars, except per ounce amounts)	$	$	$	$
Production costs as reported by the Company	31,270	-	115,769	-
Unconsolidated production costs	-	42,900	20,810	146,805
Purchase price allocation adjustments	205	-	(7,626)	-
Other adjustments [3]	-	(5,000)	-	(7,000)
Adjusted production costs of the AGM (100% basis)	31,475	37,900	128,953	139,805
Share-based compensation expense included in production costs	-	-	-	142
By-product silver revenue	(187)	(183)	(648)	(591)
Total operating cash costs	31,288	37,717	128,305	139,356
Royalties	3,891	3,589	15,992	14,642
Total cash costs	35,179	41,306	144,297	153,998
Gold ounces sold	24,673	30,555	113,357	134,163
Operating cash costs per gold ounce sold ($/oz)	1,268	1,234	1,132	1,039
Total cash costs per gold ounce sold ($/oz)	1,426	1,352	1,273	1,148

3 For the three months and year ended December 31, 2023, production costs were adjusted for a $5.0 million and a $7.0 million legal provision, respectively, attributable to prior period mining costs.

Unconsolidated production costs presented in the table above relate to periods when the Company accounted for its interest in the AGM JV using the equity method. Refer to section "4.3 Financial results" of this MD&A for production costs of the AGM for the periods presented.

26

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

8.2 AISC per gold ounce

The Company has adopted the reporting of "AISC per gold ounce sold", which is a non-IFRS performance measure. The Company believes that the AISC per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the AGM's performance and ability to generate cash flow. Other companies may calculate AISC per gold ounce sold differently.

AISC adjusts total cash costs for G&A expenses, reclamation cost accretion, sustaining capitalized stripping costs, sustaining capital expenditures and lease payments and interest expense on the AGM's mining and service lease agreements. Sustaining capital expenditures, capitalized stripping costs, reclamation cost accretion and lease payments and interest expense on lease agreements are not line items on the Company's financial statements. Sustaining capital expenditures are defined as those capital expenditures which do not materially benefit annual or life of mine gold ounce production at a mine site.  A material benefit to a mine site is considered to be at least a 10% increase in annual or life of mine production, net present value, or mineral reserves compared to the remaining life of mine of the operation. As such, sustaining costs exclude all expenditures at the AGM's new projects and certain expenditures at the AGM's operating sites which are deemed expansionary in nature. Capitalized stripping costs represent costs incurred at steady-state operations during the period; these costs are generally not considered expansionary in nature as the stripping phase is expected to take less than 12 months and resulting ore production is of a short-term duration. Reclamation cost accretion represents the growth in the AGM's reclamation provision due to the passage of time. This amount does not reflect cash outflows, but it is considered to be representative of the periodic costs of reclamation and remediation. Lease payments on mining and service lease agreements represent cash outflows, while interest expense represents the financing component inherent in the lease. Reclamation cost accretion and lease interest are included in finance expense in the Company's results, as disclosed in the notes to the audited consolidated annual financial statements of the Company for the years ended December 31, 2024 and 2023.

The Company has also provided the non-IFRS performance measure of AISC excluding capitalized stripping costs at the Abore deposit.  The Company believes that this non-IFRS performance measure provides additional insight into the costs of producing gold excluding activities associated with developing a new mining pit. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, some investors use this information to evaluate the AGM's performance and ability to generate cash flow.

All-in sustaining margin per gold ounce sold is calculated as the difference between the average realized gold price for the period and AISC per gold ounce sold. All-in sustaining margin is calculated as all-in sustaining margin per gold ounce sold multiplied by the number of gold ounces sold during the period.

27

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

The following table provides a reconciliation of AISC of the AGM to production costs and various operating expenses of the AGM (the nearest IFRS measures) on a 100% basis, as presented in sections "4.3 Financial results" and "4.4 Cash flows of the AGM" of this MD&A.

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
(in thousands of US dollars except per ounce amounts)	$	$	$	$
Total cash costs (as reconciled above)	35,179	41,306	144,297	153,998
General and administrative expenses [4]	759	745	2,511	2,698
Sustaining capital expenditures (see table below)	787	18,826	4,785	41,886
Sustaining capitalized pre-stripping costs	-	-	18,582	-
Sustaining capitalized stripping costs	21,351	-	41,468	-
Reclamation cost accretion	757	574	2,689	2,394
Sustaining lease payments (see table below)	4,715	839	13,930	1,641
Interest on lease liabilities	1,547	808	5,578	1,601
All-in sustaining cost	65,095	63,098	233,840	204,218
Sustaining capitalized stripping costs at Abore	(21,351)	-	(60,050)	-
All-in sustaining cost excluding Abore stripping costs	43,744	63,098	173,790	204,218
Gold ounces sold	24,673	30,555	113,357	134,163
All-in sustaining cost per gold ounce sold ($/oz)	2,638	2,065	2,063	1,522
All-in sustaining cost per gold ounce sold excluding Abore stripping costs ($/oz)	1,773	2,065	1,533	1,522
Average realized price per gold ounce sold ($/oz)	2,609	1,942	2,334	1,908
All-in sustaining margin ($/oz)	(29)	(123)	271	386
All-in sustaining margin	(716)	(3,758)	30,720	51,787

4 Excluded from G&A costs of the AGM are $2 and $60 of share-based compensation expense for the three months and year ended December 31, 2024, respectively (three months and year ended December 31, 2023 - excludes $15 and $34 of share-based compensation expense, respectively).

For the three months and year ended December 31, 2024, the Company incurred corporate G&A expenses (excluding G&A of the AGM), net of the JV service fee, of $3.5 million and $9.5 million, respectively, which excludes share-based compensation expense, depreciation expense and severance payments totaling a credit of $0.3 million and an expense of $8.5 million, respectively (three months and year ended December 31, 2023 - G&A expenses, net of the JV service fee, of $0.8 million and $3.2 million, respectively, which excludes share-based compensation expense and depreciation expense totaling $3.1 million and $6.3 million, respectively).

The Company's attributable gold ounces sold for the three months and year ended December 31, 2024 were 24,673 and 104,893, respectively (three months and year ended December 31, 2023 - 13,750 and 60,373 gold ounces, respectively), resulting in additional AISC for the Company of $143/oz and $91/oz for the periods presented, respectively, in addition to the AGM's AISC presented in the above table (three months and year ended December 31, 2023 - $62/oz and $54/oz, respectively).

28

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

The following table reconciles sustaining capital expenditures to cash flows used in investing activities of the AGM (the nearest IFRS measure) on a 100% basis, as presented in section "4.4 Cash flows of the AGM" of this MD&A.

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash used in investing activities - AGM	23,612	20,934	74,143	50,706
Less:
Sustaining capitalized stripping costs	(21,351)	-	(41,468)	-
Sustaining capitalized pre-stripping costs	-	-	(18,582)	-
Non-sustaining capital expenditures	(2,609)	(3,459)	(14,216)	(13,383)
Change in AP related to capital expenditures not included in AISC	62	1	52	1
Interest earned on cash balances	1,073	1,350	4,856	4,562
Total sustaining capital expenditures	787	18,826	4,785	41,886

Refer to section "4.1.e Total cash costs and AISC" for a discussion on non-sustaining capital expenditures.

The following table reconciles sustaining lease payments to cash flows used in financing activities of the AGM on a 100% basis (the nearest IFRS measure), as presented in the notes to the audited consolidated annual financial statements of the Company for the years ended December 31, 2024 and 2023.

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
(in thousands of US dollars)	$	$	$	$
Cash used in financing activities - AGM	4,715	1,236	13,930	2,209
Less:
Fees paid on revolving credit facility	-	(51)	-	(222)
Reclamation bond deposits	-	(346)	-	(346)
Total sustaining lease payments	4,715	839	13,930	1,641

8.3 Free Cash Flow of the AGM

The Company uses the financial measure Free Cash Flow, which is a non-IFRS financial measure, to supplement information in its consolidated financial statements ("Free Cash Flow"). Free Cash Flow does not have any standardized meaning prescribed under IFRS, and therefore it may not be comparable to similar measures employed by other companies. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the AGM's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is calculated as cash flows from operating activities of the AGM, excluding one-time charges not indicative of current period cash flow performance, less cash flows used in investing activities and payments made to mining and services contractors for leases capitalized under IFRS 16.

29

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

The following table provides a reconciliation of Free Cash Flow of the AGM to its cash flows from operating activities (the nearest IFRS measure) on a 100% basis, as presented in section "4.4 Cash flows of the AGM" of this MD&A.

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
(in thousands of US dollars )	$	$	$	$
Cash flows from operating activities for the AGM	15,933	24,058	79,915	100,720
Cash flows used in investing activities for the AGM	(23,612)	(20,934)	(74,143)	(50,706)
Termination of offtake agreement	13,063	-	13,063	-
Lease payments (capitalized leases) for the AGM	(4,715)	(839)	(13,930)	(1,641)
AGM Free Cash Flow for the period	669	2,285	4,905	48,373

8.4 EBITDA and Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before considering the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding finance expense, finance income, depreciation and depletion expense and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and non-cash items ("Adjusted EBITDA") and includes the calculated Adjusted EBITDA of the JV for periods prior to the consolidation of its ownership. Other companies may calculate EBITDA and Adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and Adjusted EBITDA attributable to the Company based on its economic interest in the AGM to net income (the nearest IFRS measure) of the Company per the audited consolidated annual financial statements of the Company for the years ended December 31, 2024 and 2023.

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
(in thousands of US dollars )	$	$	$	$
Net income (loss) attributable to common shareholders for the period	946	(5,758)	6,118	26,085
Add back (deduct):
Depreciation and depletion expense	7,635	36	23,737	143
Finance income	(603)	3,163	(5,853)	(6,255)
Finance expense	1,697	5	38,304	23
EBITDA for the period	9,675	(2,554)	62,306	19,996

Add back (deduct):
Termination of offtake agreement	13,063	-	13,063	-
Share of net income related to joint venture	-	(1,728)	(2,432)	(31,670)
Gain on derecognition of equity investment in joint venture	-	-	(1,416)	-
Transaction costs	-	-	2,492	-
Realized losses on gold hedges	(4,239)	-	(9,515)	-
Non-controlling interest	2,423	-	2,423	-
Adjustment for non-cash long-term incentive plan compensation	253	321	1,128	1,123
Galiano's attributable interest in JV Adjusted EBITDA (below)	-	4,059	3,243	37,305
Adjusted EBITDA for the period	21,175	98	71,292	26,754

30

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

The following table reconciles the AGM's EBITDA and Adjusted EBITDA for the three months and years ended December 31, 2024 and 2023 to the financial results of the AGM as disclosed in section "4.3 Financial results" of this MD&A. For the pre-acquisition period ended March 3, 2024, the Company's equity interest in the AGM was 45%.

Three months ended December 31, 2024 and 2023

	Three months ended December 31,
	2024	2023
(in thousands of US dollars)	$	$
Net income for the period - AGM	9,915	3,664
Add back (deduct):
Depreciation and depletion expense	8,068	4,350
Finance income	(1,078)	(1,381)
Finance expense	(1,868)	3,226
EBITDA for the period	15,037	9,859
Add back (deduct):
Termination of offtake agreement	13,063	-
Realized losses on gold hedges	(4,239)	-
Lease payments (capitalized leases)	(4,715)	(839)
Adjusted EBITDA for the period	19,146	9,020
Galiano's attributable interest in the AGM's Adjusted EBITDA for the period	-	4,059

Years ended December 31, 2024 and 2023

	Pre-acquisition	Post-acquisition
	Period from January	Period from March 4
	1 to March 3,	to December 31,	Year ended December 31,
	2024	2024	2024	2023
(in thousands of US dollars)	$	$	$	$
Net income for the period - AGM	5,306	36,729	42,035	69,940
Add back (deduct):
Depreciation and depletion expense	2,463	23,955	26,418	13,613
Finance income	(984)	(3,882)	(4,866)	(4,602)
Finance expense	261	30,913	31,174	5,589
EBITDA for the period	7,046	87,715	94,761	84,540
Add back (deduct):
Termination of offtake agreement	-	13,063	13,063	-
Transaction costs	1,180	-	1,180	-
Realized losses on gold hedges	-	(9,515)	(9,515)	-
Lease payments (capitalized leases)	(1,020)	(12,910)	(13,930)	(1,641)
Adjusted EBITDA for the period	7,206	78,353	85,559	82,899
Galiano's attributable interest in the AGM's Adjusted EBITDA for the period	3,243	-	3,243	37,305

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

8.5 Adjusted net income (loss)

The Company has included the non-IFRS performance measures of adjusted net income (loss) and adjusted net income (loss) per share throughout this MD&A. Neither adjusted net income (loss) nor adjusted net income (loss) per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income (loss) excludes certain non-cash items from net income (loss) to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows. The Company believes that the presentation of adjusted net income (loss) is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to reflect the Company's ongoing operating performance. The Company further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of operations and the performance of the Company's core business. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) of the Company (the nearest IFRS measure) per the audited consolidated annual financial statements for the years ended December 31, 2024 and 2023.

	Three months ended December 31,		Year ended December 31,
	2024	2023	2024	2023
(in thousands of US dollars, except per share amounts)	$	$	$	$
Net income (loss) attributable to common shareholders for the period	946	(5,758)	6,118	26,085
Realized purchase price adjustments on inventories	(348)	-	8,352	-
Termination of offtake agreement	13,063	-	13,063	-
Gain on derecognition of equity investment in joint venture	-	-	(1,416)	-
Transaction costs	-	378	2,492	378
Unrealized (gains) losses on ZCC hedges	(8,565)	-	13,606	-
Adjusted net income (loss) for the period	5,096	(5,380)	42,215	26,463
Basic weighted average common shares outstanding	257,069,680	224,955,192	250,651,506	224,946,412
Diluted weighted average common shares outstanding	261,892,102	224,955,192	255,772,078	225,176,714

Adjusted net income (loss) per share - basic	$0.02	($0.02)	$0.17	$0.12
Adjusted net income (loss) per share - diluted	$0.02	($0.02)	$0.17	$0.12

9. Summary of outstanding share data

As of the date of this MD&A, there were 257,158,946 common shares of the Company issued and outstanding and 10,968,839 stock options outstanding (convertible into common shares at exercise prices ranging between C$0.53 and C$2.37 per share). Additionally, there are 1,154,000 long-term incentive plan ("LTIP") awards, comprising restricted share units and performance share units, that may be settled in equity. The maximum number of common shares issuable upon conversion of these LTIP awards is 1,596,000 common shares. The fully diluted outstanding share count at the date of this MD&A is 269,281,785.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

10. Related party transactions

As at December 31, 2024, the Company's related parties are its subsidiaries and key management personnel, defined as directors and executive officers of the Company. During the normal course of operations, the Company enters into transactions with its related parties. During the year ended December 31, 2024, all related party transactions were in the normal course of business including compensation payments to key management personnel, which comprised the following (in thousands of US dollars):

	Year ended December 31,
	2024	2023
	$	$
Salaries and benefits	1,621	1,873
Share-based compensation	5,092	4,671
Total compensation paid to related parties	6,713	6,544

During the year ended December 31, 2024, other than compensation paid to key management personnel, the only related party transactions were with the AGM in respect of the Company's service fee earned for being the operator of the JV until March 3, 2024. For the year ended December 31, 2024, the JV service fee was comprised of a gross service fee of $1.2 million, less withholding taxes payable in Ghana of $0.2 million (three months and year ended December 31, 2023 - gross service fee of $1.8 million and $7.2 million, respectively, less withholding taxes of $0.3 million and $1.4 million, respectively).

11. Critical accounting policies and estimates

11.1 Estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes the estimates and assumptions used in the audited consolidated annual financial statements are reasonable; however, actual results could differ from those estimates and assumptions and could impact future results of operations and cash flows. The Company's significant accounting judgements and estimates are presented in note 5 of the audited consolidated annual financial statements for the years ended December 31, 2024 and 2023.

Refer to note 6 of the audited consolidated annual financial statements for years ended December 31, 2024 and 2023 for disclosure of the significant judgements and estimates made by the Company with respect to the accounting for the Acquisition.

11.2 Changes in accounting policies including initial adoption

(a) Accounting standards adopted during the year

There were no new accounting standards effective January 1, 2024 that impacted the consolidated annual financial statements.

(b) Accounting standards and amendments issued but not yet adopted

The following standards and interpretations, which may be applicable to the Company, have been issued but are not yet effective as of December 31, 2024:

IFRS 18

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, a new standard on presentation and disclosure in financial statements with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to: the structure of the statement of profit or loss; required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but may change what an entity reports as its 'operating profit or loss'. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is evaluating how IFRS 18 will impact the disclosures in its consolidated financial statements in future periods.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

IFRS 7 and 9

In May 2024, the IASB issued amendments to the classification and measurement of financial instruments (IFRS 7 and IFRS 9), which included clarification that a financial liability is derecognized on the 'settlement date'; an accounting policy option to derecognize financial liabilities that are settled through an electronic payment system before settlement date if certain conditions are met; clarification on how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance-linked features; and requires additional disclosures under IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event. The amendments to IFRS 7 and IFRS 9 will be effective for annual reporting periods beginning on or after January 1, 2026. The amendments to IFRS 7 and IFRS 9 are not expected to have a material impact on the Company's consolidated financial statements.

12.  Risks and uncertainties

12.1 Financial instruments and risk

The Company's business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company's most recently filed AIF for the year ended December 31, 2024, which can be found under the Company's SEDAR+ profile at www.sedarplus.ca, and the Company's most recently filed Form 40-F Annual Report for the year ended December 31, 2024, which can be found on EDGAR at www.sec.gov.

Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

(a) Financial instruments

As at December 31, 2024, the Company's financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, lease liabilities, financial liabilities, long-term incentive plan liabilities, deferred and contingent consideration payable to Gold Fields and the Nkran Royalty. The Company classifies cash and cash equivalents and accounts and VAT receivables as financial assets measured at amortized cost, while accounts payable and accrued liabilities, lease liabilities and deferred consideration are classified as other financial liabilities and measured at amortized cost. Marketable securities, long-term incentive plan liabilities, contingent consideration and the Nkran Royalty are financial assets and financial liabilities, respectively, measured at fair value through profit or loss. Marketable securities fall within Level 1 of the fair value hierarchy, while the aforementioned financial liabilities all fall within Level 3. The ZCC gold hedging instruments are also recorded at fair value at the reporting date and fall within Level 1 of the fair value hierarchy. Refer to note 14 of the Company's audited consolidated annual financial statements for the years ended December 31, 2024 and 2023 for discussion on the significant assumptions made in determining the fair value of the deferred and contingent consideration and Nkran Royalty.

The credit risk, liquidity risk and market risk associated with the Company's financial instruments are disclosed in note 28(d) of the Company's audited consolidated annual financial statements for the years ended December 31, 2024 and 2023.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

As at December 31, 2024, the carrying and fair values of the Company's financial instruments by category are as follows (in thousands of US dollars):

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value
As at December 31, 2024	$	$	$	$
Financial assets:
Cash and cash equivalents	-	105,775	105,775	105,775
Accounts receivable	-	104	104	104
Marketable securities [5]	1,509	-	1,509	1,509
Total financial assets	1,509	105,879	107,388	107,388

Financial liabilities:
Accounts payable and accrued liabilities [6]	16,223	48,125	64,348	64,348
Lease liabilities	-	38,872	38,872	38,872
Deferred consideration	-	50,109	50,109	50,109
Contingent consideration	16,873	-	16,873	16,873
Nkran royalty	4,388	-	4,388	4,388
Other non-current liabilities [6]	4,939	-	4,939	4,939
Total financial liabilities	42,423	137,106	179,529	179,529

Footnotes for table on preceding page:

5 Marketable securities are presented within prepaid expenses and other in the Statement of Financial Position.

6 Accounts payable and other non-current liabilities include long-term incentive plan and gold hedge instrument liabilities, which are measured at fair value through profit or loss.

13.  Internal control

13.1 Disclosure controls and procedures

Evaluation of disclosure controls and procedures are designed to provide reasonable assurance that all relevant information gathered and reported to senior management, including the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), is done on a timely basis, so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the CEO and the CFO, have evaluated the design and operating effectiveness of the Company's disclosure controls and procedures and the design as required by Canadian and United States securities legislation, and have concluded that, as of December 31, 2024, such disclosure controls and procedures were effective.

13.2 Internal control over financial reporting ("ICFR")

The Company's management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate ICFR. Under the supervision of the CEO and CFO, the Company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's ICFR includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company's receipts and expenditures are made only in accordance with authorizations of management and the Company's Board of Directors; and

  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's consolidated financial statements.

The Company's management, with the participation of its CEO and CFO, assessed the effectiveness of the Company's ICFR. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management and the CEO and CFO have concluded that, as of December 31, 2024, the Company's ICFR was effective.

13.3 Changes in ICFR

There has been no change in the Company's ICFR during the year ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, the Company's ICFR. As the Company was the manager and operator of the JV prior to the Acquisition, the consolidation of the AGM's financial results commencing on March 4, 2024 did not have a material impact on the Company's ICFR.

13.4 Limitations of controls and procedures

The Company's management, including the CEO and CFO, believes that any disclosure controls and procedures or ICFR, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

14.  Qualified Persons

The exploration information contained in this MD&A has been reviewed and approved by Mr. Chris Pettman, P.Geo, Vice President Exploration of Galiano. For further information regarding the exploration information in this MD&A, including the Quality Control and Quality Assurance and data verification measures taken with respect to such exploration information, refer to the Company's news release dated January 14, 2025 and filed on the Company's SEDAR+ profile at www.sedarplus.ca.

Mr. Eric Chen, P.Geo., Vice President Mineral Resources of Galiano, has reviewed and approved the AGM's Mineral Resource estimates contained within this MD&A.

All other scientific and technical information contained in this MD&A, including Mineral Reserve estimates, have been approved by Mr. Richard Miller, P.Eng., Vice President Technical Services of Galiano. Mr. Pettman, Mr. Chen and Mr. Miller are "Qualified Persons" as defined by National Instrument 43-101, Standards of Disclosure for Mineral Projects.

15.  Cautionary statements

15.1 Cautionary statement on forward-looking information

The Company cautions readers regarding forward-looking statements found in this MD&A and in any other statement made by, or on behalf of the Company. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", "estimates", "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", or "might" occur. Forward-looking statements are made based on management's beliefs, estimates and opinions and are given only as of the date of this MD&A. Such statements may constitute "forward-looking information" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

Forward-looking statements are statements not based on historical information, and which relate to future operations, strategies, financial results or other developments. Forward-looking statements reflect the Company's current views with respect to expectations, beliefs, assumptions, estimates and forecasts about the business of the JV and the Company and the industry and markets in which the JV and the Company operate.  Forward-looking statements include, but are not limited to, statements with respect to:

  the Deferred Consideration payable in connection with the Acquisition;
  the future price of gold;
  the operating plans for the AGM;
  the estimation of Mineral Reserves and Mineral Resources;
  the timing and amount of estimated future production from the AGM, including production rates and gold recovery;
  operating costs with respect to the operation of the AGM;
  capital expenditures that are required to sustain and expand mining activities;
  the meeting of working capital requirements, contractual obligations and other financial commitments as they fall due;
  the timing, costs and project economics associated with the development plans for the AGM;
  estimates regarding the AGM's consumption of key reagents and consumables;
  the availability of capital to fund the AGM's expansion plans and to fund the AGM's development plans;
  any additional work programs to be undertaken by the Company;
  performance of stockpiled ore above management's forecast;
  timing of delivery of higher grade ore from Abore and Esaase;
  timing of commissioning of the secondary crushing circuit;
  the Company's planned and future drilling programs;
  the ability of the AGM to maintain current inventory levels;
  the timing of the development of new deposits;
  success of exploration activities;
  hedging practices;
  currency exchange rate fluctuations;
  central bank interest rate forecast;
  estimate of a legal provision;
  requirements for additional capital;
  operating cash flows;
  government regulation of mining operations;
  regulatory investigations, claims, lawsuits and other proceedings;
  environmental risks and remediation measures;
  advancement and implementation of the Company's sustainability program;
  changes in accounting policies and resulting impact on disclosures; and
  usefulness of certain non-IFRS measures.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions, which are difficult to predict.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. The Company's actual future results or performance are subject to certain risks and uncertainties, including but not limited to:

  Mineral Reserve and Mineral Resource estimates may change and may prove to be inaccurate;
  metallurgical recoveries may not be economically viable;
  life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect;
  actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control;
  inflationary pressures and the effects thereof;
37

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
  the AGM has a limited operating history and is subject to risks associated with establishing new mining operations;
  sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company;
  adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure;
  the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected;
  the Company's mineral properties may experience a loss of ore, and the Company may experience lack of access to its mineral properties and other issues, due to illegal mining activities;
  the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment;
  outbreaks of COVID-19 and other infectious diseases may have a negative impact on global financial conditions, demand for commodities and supply chains and could adversely affect the Company's business, financial condition and results of operations and the market price of its common shares;
  the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures;
  the Company may be unsuccessful in attracting and retaining key personnel;
  labour disruptions could adversely affect the Company's operations;
  recoveries may be lower in the future and have a negative impact on the Company's financial results;
  the lower recoveries may persist and be detrimental to the AGM and the Company;
  the Company's business is subject to risks associated with operating in a foreign country;
  risks related to the Company's use of contractors;
  the hazards and risks normally encountered in the exploration, development and production of gold;
  the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations;
  the effects of climate change or extreme weather events may cause prolonged disruption to the delivery of essential commodities which could negatively affect production efficiency;
  the Company's operations and workforce are exposed to health and safety risks;
  unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations;
  the Company's title to exploration, development and mining interests can be uncertain and may be contested;
  geotechnical risks associated with the design and operation of a mine and related civil structures;
  the Company's properties may be subject to claims by various community stakeholders;
  risks related to limited access to infrastructure and water;
  risks associated with establishing new mining operations;
  the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations;
  the Company may not be able to secure additional financing when needed or on acceptable terms;
  the Company's shareholders may be subject to future dilution;
  risks related to changes in interest rates and foreign currency exchange rates;
  risks relating to credit rating downgrades;
  changes to taxation laws applicable to the Company may affect the Company's profitability;
  ability to repatriate funds;
  the ability of the Company to manage procurement risks, including securing timely and cost-effective equipment and services, and mitigate risks related to supplier performance, fraud, collusion, bribery, kickbacks and unethical procurement practices;
  risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws;
  risks related to information systems security threats;
  non-compliance with public disclosure obligations could have an adverse effect on the Company's stock price;
  the carrying value of the Company's assets may change and these assets may be subject to impairment charges;
  risks associated with changes in reporting standards;
38

GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023
  the Company may be liable for uninsured or partially insured losses;
  the Company may be subject to litigation;
  damage to the Company's reputation could result in decreased investor confidence and increased challenges in developing and maintaining community relations which may have adverse effects on the business, results of operations and financial conditions of the Company and the Company's share price;
  the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders;
  the Company must compete with other mining companies and individuals for mining interests;
  the Company's growth, future profitability and ability to obtain financing may be impacted by global financial conditions;
  the Company's common shares may experience price and trading volume volatility;
  the Company has never paid dividends and does not expect to do so in the foreseeable future;
  the Company's shareholders may be unable to sell significant quantities of the Company's common shares into the public trading markets without a significant reduction in the price of its common shares, or at all; and
  the risk factors described under the heading "Risk Factors" in the Company's AIF.

Forward-looking statements are necessarily based upon estimates and assumptions, which are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company's control and many of which, regarding future business decisions, are subject to change. Assumptions underlying the Company's expectations regarding forward-looking statements or information contained in this MD&A include, among others:

  the price of gold will not decline significantly or for a protracted period of time;
  the accuracy of the estimates and assumptions underlying Mineral Reserve and Mineral Resource estimates;
  the Company's ability to raise sufficient funds from future equity financings to support its operations, and general business and economic conditions;
  the global financial markets and general economic conditions will be stable and prosperous in the future;
  the AGM will not experience any significant uninsured production disruptions that would materially affect revenues;
  the ability of the Company to comply with applicable governmental regulations and standards;
  the mining laws, tax laws and other laws in Ghana applicable to the AGM will not change, and there will be no imposition of additional exchange controls in Ghana;
  the success of the Company in implementing its development strategies and achieving its business objectives;
  the Company will have sufficient working capital necessary to sustain its operations on an ongoing; and
  the key personnel of the Company will continue their employment.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations. Historically, the Company's operations have been primarily funded from debt and share issuances, as well as the exercise of stock options. The Company has had and may have future capital requirements in excess of its currently available resources. In the event the Company's plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has to-date been able to raise capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

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GALIANO GOLD INC. MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

15.2 Cautionary note for United States investors

All technical disclosure in this MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ materially from the requirements of United States securities laws applicable to domestic Unites States issuers.  The terms "mineral reserves", "proven mineral reserves", "probable mineral reserves", "mineral resources", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" used in this MD&A are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards, as adopted by NI 43-101. The Company's disclosure of mineralization and other technical information herein may differ significantly from the information that would be disclosed had the Company prepared the reserve and resource estimates under the standards adopted under the rule of the Securities and Exchange Commission ("SEC") applicable to domestic United States issuers. Accordingly, the disclosure in this MD&A regarding the JV's mineral properties is not comparable to the disclosure of United States issuers subject to the SEC's mining disclosure requirements.

40